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United States
Securities and Exchange Commission
Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2000

Sparkling Spring Water Group Limited

19 Fielding Avenue, Dartmouth, NS, Canada B3B 1C9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes        No X

On December 22, 2000, Sparkling Spring Water Group Limited issued a press release announcing completion of its authorized note repurchase program.

Exhibit I—	Sparkling Spring Water Group Limited press release dated December 22, 2000 announcing completion of authorized note repurchase program.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sparkling Spring Water Group Limited
By:	/s/ DAVID M. ARNOLD
Name:	David M. Arnold
Title:	Vice President Finance, Treasurer

Date:  January 2, 2001

Exhibit I

PRESS RELEASE (For Immediate Release)	December 22, 2000

SPARKLING SPRING ANNOUNCES COMPLETION
OF AUTHORIZED NOTE REPURCHASE PROGRAM
 (All currency amounts in US$)

VANCOUVER, B.C.—Sparkling Spring Water Group Limited announced today that it had recently purchased $4.5 million principal amount of its subordinated notes outstanding for $3.0 million utilizing part of its senior credit line that had been previously approved for use by the Company to repurchase notes.

"Given the discount which the market has placed on high yield debt in general, we believe the note repurchase is a wise use of our credit line," said K. Dillon Schickli, the Company's Chief Financial Officer.

These note purchases complete the buyback program previously authorized by its Board of Directors in June 2000. The Company has purchased a cumulative total of $16.4 million in principal amount of its subordinated notes due November 2007 and now has $83.6 million outstanding. The Company expects to record a pre-tax extraordinary gain of approximately $1.5 million in the fourth quarter as a result of the repurchase and retirement of these bonds.

The Company also announced that it had closed out its Canadian Dollar swap in December for approximately $1.0 million in cash proceeds and that this would result in an approximate $0.5 million reduction in interest expense in the 4th quarter.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia, Canada, "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, the cost or availability of both water from the Company's water sources and fuel required to deliver the Company's products, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
 K. Dillon Schickli
c/o C.F. Capital Corporation
970-926-4826
970-926-4827 Fax

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